UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

811-08365; 333-36019

  (Check One):     ¨  Form 10-K     ¨  Form 20-F     ¨  Form 11-K     ¨  Form 10-Q     ¨  Form 10-D
                         x  Form N-SAR     ¨  Form N-CSR

For Period Ended: 10/31/2008

¨  Transition Report on Form 10-K

¨  Transition Report on Form 20-F

¨  Transition Report on Form 11-K

¨  Transition Report on Form 10-Q

¨  Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Evergreen Select Fixed Income Trust on behalf of its Evergreen International Bond Fund Series (such series being referred to herein as the “Registrant”)

Full Name of Registrant

Former Name if Applicable

200 Berkeley Street___

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts  02116

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)

See Attachment A.

  PART IV— OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Michael H. Koonce

(Name)

                617

(Area Code)

210-3663

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     x  Yes     ¨  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     x  Yes     ¨  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

Evergreen Select Fixed Income Trust on behalf of its Evergreen International Bond Fund Series

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        December 31, 2008                                                                  By         /s/ Kasey L. Phillips         _____

Name:  Kasey L. Phillips

Title:  Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Attachment A

Part III - Narrative

The audit of the Registrant's financial statements for the fiscal year ended October 31, 2008 is not yet complete because the Registrant's independent public accountants are completing their review of the valuation of certain securities during the periods shown in the financial statements and related procedures and controls.  As a result, the Registrant has not received the related report on the Registrant’s system of internal accounting controls from its independent public accountants, required to be filed with the annual report on Form N-SAR.  The Registrant represents that the financial statements for the fiscal year ended October 31, 2008 could not have been completed without unreasonable effort and expense.  The Registrant will file the report on Form N-SAR, together with the required report from its independent public accountants, promptly after the audit is completed.

Part IV, Question 3 - Narrative

A significant change in the results of operations for the Registrant is anticipated due to in significant part the substantial decline in values of investment securities in the relevant markets during the fiscal period. The effect of the decline in valuations is reflected in both realized and unrealized losses experienced by the Registrant during the fiscal period. The decrease in net assets resulting from operations is estimated to be $156,695,228.

NOTICE

            The Certificate of Trust of Evergreen Select Fixed Income Trust (the “Trust”) is on file with the Secretary of State of the State of Delaware.  This instrument was executed on behalf of the Trust by an officer of the Trust as an officer of the Trust, and not individually.  The obligations of this instrument are not binding upon him or her or the shareholders of the Trust individually or the Trust, but are binding only upon the assets and property of Evergreen International Bond Fund.